UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-22759 and 333-203388

Bank of the Ozarks, Inc.

(Exact name of registrant as specified in its charter)

17901 Chenal Parkway Little Rock, Arkansas 72223 (501) 978-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share 5.50% Fixed-to-Floating Rate Subordinated Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 0

5.50% Fixed-to-Floating Rate Subordinated Notes due 2026: 1

Effective June 26, 2017, Bank of the Ozarks, Inc. merged with and into Bank of the Ozarks, with Bank of the Ozarks surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank of the Ozarks (as successor to Bank of the Ozarks, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bank of the Ozarks (as successor to Bank of the Ozarks, Inc.)

Date July 6, 2017	By:	/s/ Greg McKinney
	Name:	Greg McKinney
	Title:	Chief Financial Officer and Chief Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.